

May 29, 2009

Mr. Robert C. Reeves
Senior Vice President, Chief Financial Officer,
Treasurer and Corporate Secretary
Encore Energy Partners LP
777 Main Street, Suite 1400
Fort Worth, TX 76102

     Re: **Encore Energy Partners LP**
             Form 10-K for the Fiscal Year Ended December 31, 2008
             Filed February 26, 2009
             Form 10-Q for the Fiscal Quarter Ended March 31, 2009
             Filed May 4, 2009
             File No. 001-33676

Dear Mr. Reeves:

     We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Selected Financial Data, page 45

1.   Please ensure that all tabular disclosure, including the entry for cash distributions declared per unit for the year ended December 31, 2007, is correct.

Note 7 – Long-Term Debt, page 94

2.   In future filings, please disclose the specific terms of all material covenants in your debt agreements, including the required ratios as well as the actual ratios as of each reporting date, allowing readers to understand how much cushion there is between the required ratios and the actual ratios. Also, show the specific computations used to arrive at the actual ratios, with corresponding reconciliations to corresponding U.S. GAAP amounts, if necessary. See Sections I.D and IV.C of the *SEC Interpretive Release No. 33-8350* and Question 10 of our *FAQ Regarding the Use of Non-GAAP Financial Measures*, dated June 13, 2003, for additional guidance. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt, if not cured within applicable grace periods.

Note 12 – Fair Value Measurements, page 102

3.   We note that the fair value of your oil and natural gas floor and cap derivative contracts are measured using significant unobservable inputs (i.e., Level 3 inputs) based on your disclosure. Please expand your disclosure to disclose the valuation techniques used to measure the fair value and provide a discussion of any changes in the valuation techniques pursuant to paragraph 32.e of SFAS 157. Disclose the unobservable inputs that you use when valuing your derivative assets, including all significant assumptions used in your valuation technique. In addition, tell us how you have determined that the assumptions that you have used reflect assumptions that market participants would use in pricing the derivative asset or liability.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Note 5 – Derivative Financial Instruments, page 8

4.   Your disclosure states that you sell floors with a strike price below the strike price of the purchased floor in order to finance the premiums paid on purchased floors. Please expand your disclosure to disclose how and why you use these particular derivative instruments and all other information required to be disclosed by paragraph 44 of SFAS 133, as amended by SFAS 161. For example, it would appear that qualitative disclosures about your overall risk exposure with regard to these derivative instruments would provide meaningful information to the users of your financial statements.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donald F. Delaney, at (202) 551-3863, or Christopher J. White, Branch Chief, at (202) 551-3461, if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas, at (202) 551-5798, Timothy Levenberg, Special Counsel, at (202) 551-3707, or me at (202) 551-3740, with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director